UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.

I. The operation of merger of stocks aims at reaching highest levels of competitiveness and productivity, by absorbing the expertise in a segment of great attractiveness for the banking activity, enhancing synergies existing between these two institutions, in addition to promoting, by means of corporate restructuring, the streamlining and accordingly, operating, administrative and legal saving costs, we propose the merger to Banco Bradesco S.A. (Bradesco) equity of stocks owned by Banco BMC S.A. (BMC) stockholders, in which BMC becomes wholly-owned subsidiary of Bradesco.

Pursuant to the Instrument of Protocol and Justification entered into by management of the Companies and Articles 224, 225 and 252 of Law # 6,404/76 and further amendments, the operation of merger of stocks of BMC stockholders, once authorized, shall fulfill the following conditions:

1. to ratify the appointment of PricewaterhouseCoopers Auditores Independentes, regional accounting council (CRC) 2SP000160/O-5, KPMG Auditores Independentes, regional accounting council (CRC) 2SP014428/O-6, and Ernst & Young Assessoria Empresarial Ltda., corporate taxpayer’s ID (CNPJ) 59.104.273/0001 -29, as responsible for the appraisals of Equities of Bradesco and BMC, and the results of these appraisals are included in the appraisal reports issued by each one of these companies, which shall be submitted to the approval of Companies stockholders, pursuant to relevant laws (hereinafter simply referred to as Appraisal Reports);

2. the appraisals of Companies’ Equities were carried out as follows:

a) at book value, based on the Balance Sheets draw up by BMC and Bradesco, on 12.31.2006, duly audited by KPMG Auditores Independentes and PricewaterhouseCoopers Auditores Independentes, respectively; and

b) at economic value, referring to BMC, on 12.31.2006, by Ernst & Young Assessoria Empresarial Ltda.;

3. The Capital Stock of BMC, fully subscribed and paid-up is R$180,669,592.25 (one hundred eighty million, six hundred sixty-nine thousand, five hundred ninety-two reais and twenty-five centavos), divided into 110,939,034 (one hundred ten million, nine hundred thirty-nine thousand and thirty-four) common stocks and 104,499,391 (one hundred four million, four hundred ninety-nine thousand, three hundred and ninety-one) preferred stocks;

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
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4. according to the specific Balance Sheets of the Companies, drawn up on 12.31.2006, the following book values of stockholders’ equity were determined: BMC - R$284,584,311.99; and Bradesco - R$24,636,361,909.09;

5. the operation shall become effective, on 8.24.2007, by adopting the following stock swap ratio criteria:

a) the amount of R$789,559,000.00, corresponding to R$3.664894041 per stock shall be attributed to 215,438,425 registered stocks, representing 100% (one hundred per cent) of BMC’s capital stock, subject-matter of transfer to Bradesco in this present operation of Merger of Stocks, based on the economic value of BMC stocks, subject-matter of appraisal, previously mentioned;

b) the amount of R$84.902779 per stock was attributed to Bradesco stocks, calculated based on the average intra-day quote of common and preferred stocks issued by Bradesco, verified in trading sessions of the Bolsa de Valores de São Paulo (São Paulo Stock Exchange – BOVESPA) in the period between 1.8.2007 and 1.22.2007;

6. in view of the economic value of R$3.664894041 per stock of BMC, and the fair value of R$84.902779 per stock of Bradesco (value on the average quote in January 2007, occasion upon which the parties entered into a commitment for the merger of BMC stocks by Bradesco, present in the Material Fact published on January 25th and 26th, 2007), the swap ratio shall be 0.086331545 fraction of Bradesco stock, in which 0.043166014 is fraction of common stock and 0.043165531 is fraction of preferred stock, for each stock issued by BMC (already adjusted, taking into account the effects of 100% bonus stocks which became effective at the Special Stockholders’ Meeting of Bradesco as of 3.12.2007) . Therefore, 18,599,132 new non-par, book-entry, registered stocks, of which 9,299,618 are common stocks and 9,299,514 are preferred stocks, representing the Capital Stock of Bradesco were assigned to BMC stockholders, in replacement of those stocks they owned, in order to maintain the same proportion of common and preferred stocks existing in the Capital Stock of Bradesco, when the mentioned commitment was signed;

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
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7. once approved the operation, the Capital Stock of Bradesco shall be increased in the amount of R$789,559,000.00, from R$18,000,000,000.00 to R$18,789,559,000.00, by means of issue of 18,599,132 non-par, book-entry, registered stocks, of which 9,299,618 are common stocks and 9,299,514 are preferred stocks to be assigned to the stockholders of BMC at the ratio set forth in item “6”, which shall be represented by 2,020,920,180 non-par, book-entry, registered stocks, of which 1,010,165,730 are common stocks and 1,010,754,450 are preferred stocks, with the resulting amendment to “caput” of Article 6 of Bradesco’s By-laws;

8. the stocks to be issued at Bradesco and assigned to BMC stockholders shall have the following rights and advantages: Common stocks – voting right and in the event of public offering deriving from eventual sale of the Company’s control, the common stocks not composing the control block shall be entitled to receive 100% (one hundred per cent) of the amount paid per common stock owned by controlling stockholders; Preferred stocks – non-voting right; priority in the Capital Stock reimbursement, in the event of liquidation of the Company; ten per cent (10%) dividends higher than those assigned to common stocks; inclusion in the public offering deriving from eventual sale of Company’s control, by ensuring its titleholders to receive price equal to eighty per cent (80%) of amount paid per common stock, composing the control block;

9. the stocks held by BMC’s stockholders, which due to the application of swap ratio provided for in item “6” resulting in fractions of stocks, not ensuring the right to receive one Bradesco stock, shall be reversely split and sold at the São Paulo Stock Exchange, at market prices, and the amount determined shall be made available to BMC stockholders, proportionally to the fraction they are entitled to receive;

10. the stockholders of BMC, owning common and preferred stocks, and the stockholders of Bradesco, owning common stocks, shall be entitled to withdraw from the Companies, pursuant to Articles 137, 230 and 252 of Law 6,404/76, by means of reimbursement of net book value, on the reference date as of 12.31.2006, of R$1.320954291 per stock to BMC stockholders and R$12.30731453 per common stock owned by Bradesco stockholder on the date of the first publication of call notice of the referred Special Stockholders’ Meeting, pursuant to Paragraph 1st of item VI of the aforementioned Article 137, already taking into account the effects of 100% bonus of Bradesco stocks, as per item “6” above;

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
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11. Bradesco stocks to be assigned to BMC stockholders shall be entitled to monthly and eventually supplementary Dividends and/or Interest on Own Capital to be declared as of the date of their inclusion in stockholders’ ownership. These shall be also fully entitled to eventual advantages attributed to other stocks as of the aforementioned date;

12. the operation shall be submitted to the approval of Central Bank of Brazil;

II. increase the Capital Stock of Bradesco by R$210,441,000.00, raising it to R$19,000,000,000.00, through the capitalization of part of the balance of the “Profit Reserve – Statutory Reserve” account, without the issuance of stock, in accordance with Paragraph One of Article 169 of Law # 6,404/76, with the resulting amendment to “caput” of Article 6 of By-laws;

III. partially amend the Company’s Bylaws, formalizing the creation of the Ombudsman, which is already operating at the Company, in compliance with the Brazilian Monetary Council Resolution # 3,477, as of 7.26.2007; Article 9, improving the wording of letter “e”, and including the Ombudsman in letter “p”; in Article 13, specifying the situtations in which the Company may be severally represented by a Member of the Board of Executive Officers or Attorney-in-Fact; in Article 24, increasing from 8 (eight) to 9 (nine) the number of members of the Ethical Conduct Committee;

IV. to consolidate the Company’s By-laws, in order to reflect the proposals mentioned in items, whose content will be the following, upon the approval of the process by the Central Bank of Brazil:

“Banco Bradesco S.A.
Corporate Bylaws
Section I - Organization, Duration and Headquarters

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
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Article 1) Banco Bradesco S.A. is a publicly-held company, hereinafter referred to as the Company, and will be governed by the present Bylaws.
Article 2) The Company’s term of duration is undetermined.
Article 3) The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.
Article 4) The Company may settle or close Branches in the country, at the discretion of the Board of Executive Officers, and abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board.

Section II - Corporate Purpose

Article 5) The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions.

Section III - Capital Stock

Article 6) The Capital Stock is R$19,000,000,000.00 (nineteen billion reais), divided into 2,020,920,180 (two billion, twenty million, nine hundred twenty thousand, one hundred and eighty) non-par book-entry, registered stocks, of which 1,010,165,730 (one billion, ten million, one hundred sixty-five thousand, seven hundred and thirty) are common stocks and 1,010,754,450 (one billion, ten million, seven hundred fifty-four thousand, four hundred and fifty) are preferred stocks.
Paragraph One - Common stocks will provide to its holders the rights and privileges provided by law. In the case of a public offering, following an eventual sale of the Company’s control, common stock that is not part of the controlling capital will have the right to receive 100% (one hundred per cent) of the price paid per common stock held by the controllers.
Paragraph Two - Preferred stocks will have no voting rights, but will entitle their holders to the following rights and privileges:
a) priority in Capital Stock reimbursement, in the event of the Company’s liquidation;
b) dividends 10% (ten per cent) higher than those attributed to common stocks;
c) inclusion in an eventual public offering resulting from the sale of the Company’s control, entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid per common stock that is part of the controlling capital.

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
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Paragraph Three - In the event of a capital increase, at least 50% (fifty per cent) of the capital will be paid at the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.
Paragraph Four - The Company’s capital stock is constituted of book-entry stocks only, which will be kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates. The service cost of transfer of ownership of the said stocks may be charged from the stockholders.
Paragraph Five - The following actions will not be permitted:
a) conversion of common stocks into preferred stocks and vice versa;
b) issue of participation certificates.
Paragraph Six - The Company may, upon the authorization of the Board of Directors, acquire stocks issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.

Section IV - Management

Article 7) The Company will be managed by a Board of Directors and a Board of Executive Officers.

Section V - Board of Directors

Article 8) The Board of Directors, whose term of office is of 1 (one) year, is constituted by 6 (six) to 9 (nine) members, who should vote for 1 (one) Chairman and 1 (one) Vice-Chairman among themselves.
Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie.
Paragraph Two - In the event the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman will take over. In the absence or temporary unavailability of the Vice-Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Vice-Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member.
Paragraph Three - In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
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Article 9) In addition to the duties set forth by law and by the present Bylaws, the Board's responsibilities and duties include the following:
a) to ensure that the Board of Executive Officers is always rigorously capable to perform its duties;
b) to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility;
c) to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity and security of the Company;
d) to establish the general guidelines of the Company’s business, as well as to deliberate upon the constitution and performance of Operational Portfolios;
e) to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, the disposal and encumbrance of assets composing the Permanent Assets and non-permanent equity interest of the Company and its direct and indirect subsidiaries, when referring to amount higher than 1% (one per cent) of their respective Stockholders’ Equity;
f) to decide on trades involving stocks issued by the Company, in accordance with Paragraph Six of Article 6;
g) to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary;
h) to approve the payment of dividends and/or interest on own capital proposed by the Board of Executive Officers;
i) to submit to Stockholders’ Meetings appreciation proposals aiming at increasing or reducing the capital stock, stock grouping, bonuses or splits, merger, incorporation or spin-off transactions and reforms in the Company’s Bylaws;
j) to deliberate upon associations, involving the Company or its Subsidiaries, including participation in stockholders’ agreements;
k) to approve the monetary investment of resources resulting from fiscal incentives;
l) to examine and deliberate upon budgets and financial statements submitted by the Board of Executive Officers;
m) to assume decision-making powers on specific matters of the Company’s interest and to deliberate upon defaulting cases;

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
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n) to apportion the remuneration of Managers, established by the Stockholders’ Meeting and to determine bonuses for board members, executive officers and employees, when it intends to give them;
o) to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective mandate will indicate what actions may be practiced;
p) to establish the remuneration of the Audit Committee members and of the Ombudsman;
q) to approve the Corporate Report on Internal Controls Conformity and determine the adoption of strategies, policies and measures focused on the diffusion of a controlling and risk mitigation culture.
Sole Paragraph - The Board of Directors may assign special duties to the Board of Executive Officers and to any of its members, as well as establish committees to deal with specific matters.
Article 10) The Chairman of the Board shall preside the meetings of this Body, as well as the Stockholders’ Meetings, being entitled to appoint any other member of the Board of Directors to proceed so.
Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other board members, in any of its meetings.
Article 11) The Board will quarterly meet and, whenever necessary, in special sessions convened by the Chairman, or by half of effective Board members. Minutes will be drawn up for every meeting.

Section VI - Board of Executive Officers

Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 52 (fifty-two) to 79 (seventy-nine) members, whereas the number of Executive Officers will range from 19 (nineteen) to 26 (twenty-six), distributed in the following categories of office: 1 (one) Chief Executive Officer, from 7 (seven) to 10 (ten) Executive Vice-Presidents and from 11 (eleven) to 15 (fifteen) Managing Directors. The remaining positions of the Board of Executive Officers will be distributed as follows: from 33 (thirty-three) to 53 (fifty-three) Department and Regional Directors, whereas the number of Department Directors ranges from 27 (twenty-seven) to 41 (forty-one) and the number of Regional Directors, from 6 (six) to 12 (twelve).

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
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Paragraph One - At every election, the Board of Directors will establish the number of positions to be filled, and designate, by appointing among the Executive Officers that it elects, those who will occupy the positions of Chief Executive Officer, Executive Vice-Presidents and Managing Directors, following the requirements of Articles 17, 18 and 19 of the present Corporate Bylaws.
Paragraph Two - The requirements set forth in Items II of Article 18 and in the “caput” of Article 19, relating to Executive Officers and Department/Regional Directors, respectively, may be waived by the Board on an exceptional basis, up to the limit of one-fourth ¼ (one-fourth) of each of these categories of office, except for Executive Officers appointed for the positions of Chief Executive Officer and Executive Vice-Presidents.
Article 13) The Officers of the Executive Board shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Offices may condescend and waive rights and acquire, sell and subject to an onus assets, with due regard to the provisions stated in item “e” of Article 9 of the present Bylaws.
Paragraph One - With due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least 2 (two) Officers, one of whom will be the Chief Executive Officer or Executive Vice-President.
Paragraph Two - The Company may also be represented by at least 1 (one) Officer and 1 (one) attorney, or by at least 2 (two) especially constituted attorneys, jointly, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.
Paragraph Three – The Company may be also severally represented by any member of the Board of Executive officers or by attorney with specific powers, in the following cases:
a) powers of attorney with "ad judicia" clause, assumption in which the power of attorney may have an indeterminate duration and may have delegation of powers;
b) receive judicial or extrajudicial summons or services of process;
c) participation in biddings;
d) representation in General Meetings of Stockholders or Quotaholders of companies or investment funds in which the Company holds interest, as well as of entities in which it is partner or affiliated company;
e) representation in public agencies and authorities, provided that this does not imply the assumption of responsibilities and/or liabilities by the Company.

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
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Paragraph Four - Department and Regional Directors are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.
Article 14) In addition to the normal duties conferred upon them by law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities:
a) the Chief Executive Officer shall preside the meetings of the Board of Executive Officers, besides supervising and coordinating the action of its members;
b) Executive Vice-Presidents shall collaborate with the Chief Executive Officer in the performance of his duties;
c) Managing Directors shall perform the duties assigned to them and report to the Chief Executive Officer and Executive Vice-Presidents;
d) Department Directors shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers;
e) Regional Directors shall guide and supervise the Branches under their jurisdiction and perform the duties assigned to them, reporting to the Board of Executive Officers.
Article 15) The Executive Officers will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the effective members attend the respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special meetings will be held whenever called by the Chairman of the Board, the Chief Executive Officer, or further, by half of other Executive Officers.
Article 16) In the event of vacancy, absence or temporary unavailability of any Officer, including the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.
Article 17) To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company. The holding of the position of Officer of this Company concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors.

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
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Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date:
I. be under 65 (sixty-five) years old;
II. belong to the staff of employees or officers of the Company or of its subsidiaries for more than 10 (ten) subsequent years, with no interruptions.
Article 19) To hold the position of Department or Regional Directors, the candidate must be an employee or officers of the Company or of its subsidiaries and on the election date must:
I. Department Director - be under 62 (sixty-two) years old;
II. Regional Director - be under 60 (sixty) years old.

Section VII - Fiscal Council

Article 20) The Fiscal Council, a non-permanent body, will be constituted by 3 (three) to 5 (five) effective members, when installed, and an equal number of substitutes.

Section VIII - Audit Committee

Article 21) The Company will have an Audit Committee constituted by 3 (three) to 5 (five) members, with a 1 (one) year term of office, to be nominated and dismissed by the Board of Directors. One of the Committee members should be appointed as Coordinator.
Sole Paragraph - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:
a) to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as, its replacement;
b) to review financial statements including foot notes, management reports and independent auditors’ report, prior to their disclosure to the market;
c) to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes;
d) to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as to recommend to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers;

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
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e) to establish and announce the procedures for the acceptance and treatment of information related to the noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of procedures to protect the provider and the confidentiality of the information;
f) to recommend to the Board of Executive Officers corrections or improvements in policies, practices and procedures included in its attributions;
g) to hold meetings, at least on a quarterly basis, with the Company’s Board of Executive Officers and internal and external auditors;
h) to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works. Minutes of all meetings shall be drawn up;
i) to establish operating rules for its functioning;
j) to meet with the Fiscal Council and the Board of Directors, upon their request to discuss about policies, practices and procedures identified under the scope of their respective incumbencies.

Section IX - Compliance and Internal Control Committee

Article 22) The Company will have a Compliance and Internal Control Committee constituted by 3 (three) to 6 (six) members, to be nominated and dismissed by the Board of Directors, having a 1 (one) year term of office. One of the Committee members should be appointed as Coordinator.
Sole Paragraph - The Committee’s main objective will be to assist the Board of Directors in its attributions related to the adoption of strategies, policies and measures focused on the diffusion of internal control culture, risk mitigation and conformity to rules applicable to the Bradesco Organization.

Section X - Remuneration Committee

Article 23) The Company will have a Remuneration Committee constituted by 3 (three) to 5 (five) members, to be nominated among the members of the Board of Directors, having a 1 (one) year term of office. One of the Committee members should be appointed as Coordinator.

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
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Sole Paragraph - The Committee’s objective will be to propose to the Company’s Board of Directors policies and guidelines for the remuneration of its Statutory Officers, based on the performance goals established by the Board.

Title XI - The Ethical Conduct Committee

Article 24) The Company will have an Ethical Conduct Committee comprised of up to 9 (nine) members, appointed and dismissed by the Board of Directors, with a term of office of 1 (one) year, and one of them must be appointed as Coordinator.
Sole Paragraph - The Committee will have as purpose to propose actions as to the dissemination and compliance with Bradesco Organization’s Corporate and Sector Codes of Ethics, by means of ensuring their efficiency and effectiveness.

Title XII - Ombudsman

Article 25) The Company shall have an Ombudsman which shall operate on behalf of all the Institutions composing the Bradesco Organization, authorized to operate by the Central Bank of Brazil, composed of 1 (one) Ombudsman, appointed and dismissed by the Board of Directors, with 1 (one) year term of office.
Paragraph One – The Ombudsman’s duty shall be the following:
a) to ensure the strict observance to the legal and regulatory rules related to the consumer rights and work as a channel of communication among the Institutions provided for by “caput” of this Article, clients and users of products and services, including in the intervention in conflicts;
b) to receive, register, guide, analyze and provide formal and proper treatment to complaints of clients and users of products and services of the Institutions provided for in “caput” of this Article, not solved by usual services provided by branches or any other service branches;
c) to provide the necessary clarifications and to inform the claimants about the progress of their demands and the measures adopted;
d) to inform the claimants about the term estimated for final answer, which may not exceed thirty days;
e) to forward a conclusive answer to claimants’ demand until the term informed in letter “d”;

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
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f) to propose corrective measures to the Board of Directors, or improvement of procedures and routines, in view of the analysis of complaints received;
g) to prepare and forward to the Board of Directors, to the Audit Committee and to the Internal Audit, at the end of each half-year period, a quantitative and qualitative report about the Ombudsman performance, containing propositions referred to by “f”, when existing.
Paragraph Two – The Company:
a) will maintain adequate conditions for the operation of the Ombudsman, as well as, so that its performance is guided by transparency, independence, impartiality and exemption;
b) will ensure the Ombudsman access to information necessary to prepare adequate answer to complaints received, with total administrative support, and may request information and documents for the performance of its activities.

Section XIII - Stockholders’ Meetings

Article 26) General and Special Stockholders’ Meetings will be:
a) called by sending to the stockholders a minimum 15 (fifteen)-day notice;
b) presided by the Chairman of the Board, or, in his absence, by his statutory substitute, who will invite one or more stockholders to act as Secretaries.

Section XIV - Fiscal Year and Income Distribution

Article 27) The fiscal year coincides with the civil year, ending on December 31.
Article 28) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.
Article 29) The Net Income, as defined in Article 191 of the Law # 6,404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:
I. constitution of the Legal Reserve;
II. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law # 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Stockholders’ Meeting;

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
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III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs two and three of this article, given that they are declared, guarantee to the stockholders, at every fiscal year, as a mandatory minimum dividend, 30% (thirty per cent) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of the Law # 6,404/76.
Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.
Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to stockholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.
Paragraph Three - Any interest eventually paid to the stockholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article.
Article 30) The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Stockholders’ Meeting, and may be fully allocated (100%) to Statutory Profit Reserves, in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of 95% (ninety-five per cent) of the Company’s paid-in capital stock amount.
Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on own capital in an amount in excess of the mandatory dividend established in Article 29, Item III, and/or retention of profits pursuant to Article 196 of the Law # 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.”.

Proposal of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A. at the Special Stockholders’ Meeting to be held on 8.24.2007.
..16.

Cidade de Deus, Osasco, SP, August 8th, 2007

Board of Directors

Lázaro de Mello Brandão - Chairman
Antônio Bornia - Vice-Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

We declare that this is a true copy of an extract of the Minutes of the Special Meeting # 1.241, of Banco Bradesco S.A.’s Board of Directors, held on 8.8.2007, drawn up in the proper book.

Banco Bradesco S.A.

Milton Almicar Silva Vargas	Domingos Figueiredo de Abreu
Executive Vice President	Managing Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.